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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A

                               (Amendment No. 2)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                                  PEAPOD, INC.
                           (Name of Subject Company)

                                  PEAPOD, INC.
                      (Name of Person(s) Filing Statement)

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                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   704718105
                       (CUSIP Number of Class Securities)

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                              Andrew B. Parkinson
                      Chairman and Chief Financial Officer
                                  Peapod, Inc.
                                9933 Woods Drive
                            Skokie, Illinois  60077
                                 (847) 583-9400
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on behalf of the Person(s) Filing Statement)

                                   Copies to:

                               Christine A. Leahy
                           Sidley Austin Brown & Wood
                                 Bank One Plaza
                            10 South Dearborn Street
                            Chicago, Illinois 60603
                                 (312) 853-7000

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     This Amendment No. 2 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Peapod, Inc., a Delaware corporation ("Peapod"), with the Securities and Exchange Commission (the "SEC") on July 30, 2001, as amended by Amendment No. 1 filed on August 1, 2001 (as amended, the "Schedule 14D-9"). The Schedule 14D-9 and this Amendment relate to the offer by Bean Acquisition Corp. (the "Acquiror"), a Delaware corporation and wholly owned subsidiary of Ahold U.S.A. Holdings, Inc., a Delaware corporation ("Holdings") and indirect wholly owned subsidiary of Koninklijke Ahold N.V., a public company with limited liability organized and existing under the laws of The Netherlands ("Royal Ahold"), disclosed in a Tender Offer Statement on Schedule TO (which includes the information required to be reported under Rule 13e-3 under the Securities Exchange Act of 1934, as amended) filed with the Securities and Exchange Commission (the "SEC") on July 27, 2001, as amended by Amendment No. 1 on August 1, 2001 (the "Schedule TO"). According to the Schedule TO, the Acquiror is offering to acquire any and all of the outstanding Shares not owned by Royal Ahold, for an amount equal to $2.15 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 27, 2001 and in the related Letter of Transmittal (which, as they may be supplemented and amended from time to time, together constitute the "Offer"). This Amendment is being filed on behalf of Peapod. Capitalized terms used and not defined herein shall have the meaning assigned to such terms in the Schedule 14D-9.

Item 8.    Additional Information.

     Item 8 is hereby amended and supplemented by adding the following paragraph in its entirety to the end of Item 8:

     "On August 1, 2001, the Hartley Complaint was amended to include an additional count alleging that the defendants breached their fiduciary duty of disclosure. The Hartley Complaint alleges that the defendants failed to disclose all material facts in connection with the tender offer, made material misstatements and failed to disclose facts necessary to avoid making materially misleading partial disclosures.

     The specific allegations in the amended Hartley Complaint include the purported (1) failure to disclose that the Peapod strategic plans, setting forth Peapod management's $110 million plan and $115 million plan, were created by or under the direction of Royal Ahold, (2) incomplete explanation of the strategic plans, (3) failure to disclose the actions the Special Committee took to verify the bona fides and viability of the strategic plans, (4) failure to disclose some alleged valuations of Peapod prepared by Royal Ahold which allegedly show a valuation higher than $2.15 per share, (5) misleading disclosure that the Special Committee members were independent, though one was allegedly a former Royal Ahold employee,
     (6) misleading disclosure about the potential delisting of the Shares from the Nasdaq National Market, alleging that they could be listed on the Nasdaq SmallCap Market, (7) misleading disclosure that Royal Ahold believes the $2.15 per share price is fair and (8) misleading disclosure of Royal Ahold's purpose for the tender offer. The defendants believe that the additional claims are without merit, and intend to defend the Hartley Complaint vigorously."

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     August 7, 2001
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                                       PEAPOD, INC.



                                       By:  /s/ Andrew B. Parkinson
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                                            Andrew B. Parkinson
                                            Chairman and Chief Financial Officer

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